Juanita,

Please note that we have completed a SBSE-A/A submission with the following changes on behalf of Morgan Stanley & Co. International Plc.

- Addition of: Ben Juergens (Principal - CCO)
- Removal of: Graeme Russell (Principal - CCO)
- Inclusion of Books & Records and Custodian Exchange updates on Schedule B

Furthermore, as required, we have submitted all other relevant documentation

- Opinion Counsel – no change
- Foreign Financial Authority – no change
- 7R – updates made to include the new Principal and also change to contacts

Please let me know if you have any queries.

Kind regards,

Samiul

Samiul Hoque
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2456
Samiul.Hoque@morganstanley.com
www.morganstanley.com